recruiting and operations that will enable our company to scale at a healthy and rapid pace

...and we're stoked to continue the momentum!

This round of funding will allow us to:

- Scale Elevate production and drive down cost with tooling ($500K)
- Develop a wheelchair powertrain and close key customers ($500K)
- Build out key software features including a mobile app and remote software update infrastructure that will be leveraged across all of our product lines ($2MM)

Sincerely,

Toby, Charissa, and the Bimotal Team

Important legal disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

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